HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2025 and 2024

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three months ended March 31, 2025, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2024. The Consolidated Financial Statements have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the U.S. This MD&A provides information as at and for the three months ended March 31, 2025, based on information available to management as of May 7, 2025.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of dollars, except as otherwise noted)	2025	2024	Change
Revenues	2,408	2,166	11.2%
Purchased power	1,220	1,096	11.3%
Revenues, net of purchased power[1]	1,188	1,070	11.0%
Operation, maintenance and administration (OM&A) costs	332	322	3.1%
Depreciation, amortization and asset removal costs	264	254	3.9%
Financing charges	163	148	10.1%
Income tax expense	68	51	33.3%
Net income attributable to common shareholders of Hydro One	358	293	22.2%

Basic earnings per common share (EPS)	$0.60	$0.49	22.4%
Diluted EPS	$0.60	$0.49	22.4%

Net cash from operating activities	510	462	10.4%
Funds from operations (FFO)[1]	683	602	13.5%
Annualized FFO to Net Debt[1]	13.4%	14.1%	(0.7%)

Capital investments	735	673	9.2%
Assets placed in-service	423	240	76.3%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,181	19,799	7.0%
Distribution: Electricity distributed to Hydro One customers (GWh)	9,324	8,613	8.3%

As at	March 31, 2025	December 31, 2024
Net Debt to capitalization ratio[1]	59.0%	58.4%
1     See section “Non-GAAP Financial Measures”.
OVERVIEW
The Company's transmission business consists of the electricity transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), which include Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP, and Chatham x Lakeshore Limited Partnership (CLLP), as well as an approximate 66% interest in B2M Limited Partnership (B2M LP) and an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP). The Transmission segment also includes Hydro One Networks’ approximate 48% minority interest in the East-West Tie Limited Partnership (EWT LP) (see section “Other Developments - EWT LP”).
Hydro One’s distribution business consists of the electricity distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
The other segment consists primarily of Hydro One's subsidiary, Acronym Solutions Inc., which provides telecommunications support for the Company’s transmission and distribution businesses, as well as a comprehensive suite of Information Communication Technology solutions. The other segment also includes a wholly-owned subsidiary (2024 - a joint venture) that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated.

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
For the three months ended March 31, 2025 and 2024, Hydro One's segments accounted for the Company's total revenues, as follows:

Three months ended March 31	2025	2024
Transmission	26%	25%
Distribution	73%	74%
Other	1%	1%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the three months ended March 31, 2025 and 2024 as follows:

Three months ended March 31	2025	2024
Transmission	54%	51%
Distribution	45%	48%
Other	1%	1%
As at March 31, 2025 and December 31, 2024, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	March 31, 2025	December 31, 2024
Transmission	60%	59%
Distribution	39%	38%
Other	1%	3%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders of Hydro One for the quarter ended March 31, 2025 of $358 million is an increase of $65 million, or 22.2%, compared to the same period in 2024. Significant influences on the change in net income attributable to the common shareholders include:
•higher revenues, net of purchased power,1 mainly resulting from an increase in transmission and distribution revenues due to Ontario Energy Board (OEB) approved 2025 rates as well as higher average monthly peak demand;
•higher OM&A as a result of higher work program expenditures, including higher information technology-related expenditures;
•higher depreciation, amortization and asset removal costs primarily due to the growth in capital assets as the Company continues to place new assets in-service;
•higher financing charges attributable to an increase in outstanding long-term debt and higher weighted average interest rates; and
•higher income tax expense primarily due to higher pre-tax earnings.
EPS
EPS was $0.60 for the three months ended March 31, 2025, compared to EPS of $0.49 in 2024. The increase in EPS was primarily driven by the impact of higher earnings year-over-year, as discussed above.
Revenues

Three months ended March 31 (millions of dollars, except as otherwise noted)	2025	2024	Change
Transmission	636	553	15.0%
Distribution	1,761	1,605	9.7%
Other	11	8	37.5%
Total revenues	2,408	2,166	11.2%

Transmission	636	553	15.0%
Distribution revenues, net of purchased power[1]	541	509	6.3%
Other	11	8	37.5%
Total revenues, net of purchased power[1]	1,188	1,070	11.0%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,181	19,799	7.0%
Distribution: Electricity distributed to Hydro One customers (GWh)	9,324	8,613	8.3%
1 See section “Non-GAAP Financial Measures”.

1 See section “Non-GAAP Financial Measures”.

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
Transmission Revenues
Transmission revenues increased by 15.0% compared to the quarter ended March 31, 2024, primarily due to:
•higher average monthly peak demand; and
•higher revenues resulting from OEB-approved 2025 rates.
Distribution Revenues
Distribution revenues increased by 9.7% compared to the quarter ended March 31, 2024, primarily due to:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral;
•higher revenues resulting from OEB-approved 2025 rates; and
•higher energy consumption.
Distribution revenues, net of purchased power,2 increased by 6.3% compared to the quarter ended March 31, 2024, primarily due to the reasons noted above.
OM&A Costs

Three months ended March 31 (millions of dollars, except as otherwise noted)	2025	2024	Change
Transmission	129	121	6.6%
Distribution	181	180	0.6%
Other	22	21	4.8%
	332	322	3.1%
Transmission OM&A Costs
Transmission OM&A costs were 6.6% higher than the quarter ended March 31, 2024, primarily due to higher work program expenditures, including those attributable to information technology-related expenditures.
Distribution OM&A Costs
Distribution OM&A costs of $181 million for the quarter ended March 31, 2024, were in-line with the prior year.
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $10 million, or 3.9%, for the quarter ended March 31, 2025, compared to the same period in 2024, primarily due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, partially offset by lower amortization of regulatory assets.
Financing Charges
Financing charges increased by $15 million, or 10.1%, for the quarter ended March 31, 2025, primarily due to an increase in outstanding long-term debt and higher weighted-average interest rates.
Income Tax Expense
Income tax expense was $68 million for the three months ended March 31, 2025, compared to $51 million for the same period in 2024. The $17 million year-over-year increase was primarily due to:
•higher pre-tax earnings partially offset by
•higher deductible timing differences than the prior year.
The Company realized an effective tax rate of approximately 15.9% for the three months ended March 31, 2025, compared to approximately 14.7% realized in the same period in 2024. The year over year increase was primarily attributable to the factors noted above.
SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of Hydro One's Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. As at May 7, 2025, Hydro One had 599,774,691 issued and outstanding common shares.
2 See section “Non-GAAP Financial Measures”.

3

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at May 7, 2025, the Company had no preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan were vested and exercised as at May 7, 2025 was 1,501,227.
Common Share Dividends
In 2025, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 19, 2025	March 12, 2025	March 31, 2025	$0.3142	188
Following the conclusion of the first quarter of 2025, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
May 7, 2025	June 11, 2025	June 30, 2025	$0.3331	$200

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023
Revenues	2,408	2,095	2,192	2,031	2,166	1,979	1,934	1,857
Purchased power	1,220	1,060	1,047	940	1,096	990	854	798
Revenues, net of purchased power[1]	1,188	1,035	1,145	1,091	1,070	989	1,080	1,059
Net income attributable to common shareholders	358	200	371	292	293	181	357	265

Basic EPS	$0.60	$0.33	$0.62	$0.49	$0.49	$0.30	$0.60	$0.44
Diluted EPS	$0.60	$0.33	$0.62	$0.49	$0.49	$0.30	$0.59	$0.44

Earnings coverage ratio[1]	2.8	2.8	2.8	2.8	2.8	2.9	3.0	3.1
1    See section “Non-GAAP Financial Measures”.
Variations in revenues and net income attributable to common shareholders over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three months ended March 31, 2025 and 2024:

Three months ended March 31 (millions of dollars)	2025	2024	Change
Transmission	187	64	192.2%
Distribution	230	172	33.7%
Other	6	4	50.0%
Total assets placed in-service	423	240	76.3%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $123 million, or 192.2%, for the quarter ended March 31, 2025, compared to the same period in 2024, primarily due to:
•timing of assets placed in-service for station refurbishments and replacements primarily related to the Mackenzie Transmission Station, the Longueuil Transmission Station, and the John Transmission Station;
•investments placed in-service at South Middle Road Transmission Station; and
•higher level of demand capital investments resulting from equipment failures.

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $58 million, or 33.7%, for the quarter ended March 31, 2025, compared to the same period in 2024, primarily due to:
•investments placed in-service for the Orillia Operation Centre; and
•higher volume of storm-related asset replacements.
Capital Investments
The following table presents Hydro One’s capital investments during the three months ended March 31, 2025 and 2024:

Three months ended March 31 (millions of dollars)	2025	2024	Change
Transmission
Sustaining	272	288	(5.6%)
Development	178	109	63.3%
Other	9	24	(62.5%)
	459	421	9.0%
Distribution
Sustaining	143	107	33.6%
Development	95	115	(17.4%)
Other	34	27	25.9%
	272	249	9.2%
Other	4	3	33.3%
Total capital investments	735	673	9.2%
Transmission Capital Investments
Transmission capital investments increased by $38 million, or 9.0%, in the first quarter of 2025 compared to the first quarter of 2024, primarily due to:
•investments in the Waasigan Transmission Line;
•higher volume of work on customer connections; and
•higher spend on spare transformer purchases; partially offset by
•lower volume of station refurbishments and equipment replacements;
•lower spend on specified equipment to support long-term projects; and
•lower spend on wood pole replacements.
Distribution Capital Investments
Distribution capital investments increased by $23 million, or 9.2%, in the first quarter of 2025 compared to the first quarter of 2024, primarily due to:
•investments in Ontario’s broadband initiative; and
•higher spend on storm-related asset replacements; partially offset by
•lower volume of work on customer connections; and
•lower volume of wood pole replacements.

5

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at March 31, 2025:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost[1]	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Centennial Transmission Station[2]	Southwestern Ontario	New transmission station and connection	2025	229	83
Islington Transmission Station	Toronto Southern Ontario	New transmission station and connection	2025	109	66
Waasigan Transmission Line[3]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2027	1,200	240
Holt Transmission Station	Bowmanville Central Ontario	New transmission station and connection	2027	137	8
St. Clair Transmission Line[4]	Southwestern Ontario	New transmission line and station expansion	2028	472	131
Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	21
Durham Kawartha Power Line[6]	Eastern Ontario	New transmission line and station expansion	TBD	TBD	11
Northeast Power Line[6,7]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	10
North Shore Link[6,7]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	7
Wawa Timmins Power Line[6,7]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	1
Second Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	—
Lakeshore to Windsor Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	—
Sustainment Projects:
Bruce B Switching Station Circuit Breaker Replacement[8]	Tiverton Southwestern Ontario	Station sustainment	2025	185	176
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	184	165
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	145
Esplanade x Terauley Underground Cable Replacement	Toronto Southern Ontario	Line sustainment	2026	117	70
Bridgman Transmission Station Refurbishment	Toronto Southern Ontario	Station sustainment	2026	108	85
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	348
Otto Holden Transmission Station Refurbishment	Mattawa Northeast Ontario	Station sustainment	2028	128	43
Merivale Transmission Station Replacement and Upgrades[9]	Ottawa Eastern Ontario	Station sustainment and upgrade	2029	271	114
Synchronous Optical Network Telecommunication Replacement	Ontario	Telecommunication sustainment	2029	137	13
1 Estimated costs are presented gross of any potential contribution from external parties.
2 This Project is part of a two-phase project, which includes the construction of a transmission station and a transmission line to meet the needs of, and is anticipated to be largely funded by, an industrial customer. Phase 1 of the Centennial Transmission Station Project includes a new transmission station in St. Thomas and an approximately 2 km, 230 kV double-circuit transmission line between the new transmission station and an existing transmission station in the city. This phase of the project is anticipated to be in service by the end of 2025. Scope and timing of the second phase, an approximately 20 km, 230 kV double-circuit transmission line from London to St. Thomas, is currently under review.
3 The Waasigan Transmission Line Project includes construction of new transmission lines as well as station enhancements to support energization of the new lines. The estimated cost relates to the development and construction phases of the project and the anticipated in-service date reflects anticipated completion in 2027.
4 The St. Clair Transmission Line Project includes the line and associated facilities.
5 The capital cost to date relates to costs incurred in the development phase of the project. The scope and timing of these Southwestern Ontario transmission reinforcement projects are currently under review.
6 The capital cost to date relates to costs incurred in the development phase of the project. The scope and timing of these Northeastern and Eastern Ontario transmission reinforcements are currently under review. The Wawa Timmins Power Line was previously referred to as the Wawa to Porcupine Transmission Line.
7 The Independent Electricity System Operator (IESO) has recommended a target in-service date by 2030 for the Wawa Timmins Power Line, and by 2029 for the Northeast Power Line and North Shore Link.
8 Major portions of the Bruce B Switching Station Circuit Breaker Replacement were completed and placed in-service.
9 The coordinated project includes both an asset replacement and station expansion. The anticipated in-service dates are between 2026 to 2029.

6

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. The Company includes projects when there is a high degree of confidence that the project will go forward and when there is a thorough estimate of the expected expenditures.
The forecast below does not include the impact of restoration costs associated with a severe 3-day storm that began on March 28, 2025 causing significant damage to system infrastructure and outages to customers in the central and eastern regions of the Province, with restoration efforts continuing to mid-April. The Company is currently compiling total costs incurred, including those by third party contractors and other local distribution companies that supported the restoration efforts until mid-April. On April 29, 2025, the Company notified the OEB that it intends to submit a Z-Factor application to seek recovery of these costs. The forecast is expected to be updated pending the outcome of that application.
The following tables summarize Hydro One’s annual projected capital investments for 2025 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2025	2026	2027
Transmission[1]	2,284	1,760	1,375
Distribution	1,225	1,061	912
Other	33	47	32
Total capital investments[2]	3,542	2,868	2,319

By category: (millions of dollars)	2025	2026	2027
Sustainment	1,733	1,359	1,065
Development[1]	1,569	1,336	1,096
Other[3]	240	173	158
Total capital investments[2]	3,542	2,868	2,319
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the JRAP decision.
2 Since the first quarter of 2022, the Minister of Energy and Electrification (formerly the Minister of Energy) (Minister) has directed the OEB to amend Hydro One Networks’ transmission licence to require it to develop and seek approvals for eight priority transmission lines in Ontario. The future capital investments presented do not include capital expenditures, nor development costs, associated with the following three priority Southwestern Ontario transmission line projects: Longwood to Lakeshore Transmission Line, Second Longwood to Lakeshore Transmission Line, and Lakeshore to Windsor Transmission Line; nor the following four priority Northeastern and Eastern Ontario transmission line projects: North Shore Link, Northeast Power Line, Durham Kawartha Power Line, and Wawa to Porcupine Transmission Line (see section “Other Developments - Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario”). Hydro One is currently evaluating the scope and timing of these seven lines.
3 “Other” capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended March 31 (millions of dollars)	2025	2024
Net cash from operating activities	510	462
Net cash (used in) from financing activities	(133)	833
Net cash used in investing activities	(970)	(688)
Net change in cash and cash equivalents	(593)	607
Net cash from operating activities
Net cash from operating activities increased by $48 million for the three months ended March 31, 2025, compared to the same period in 2024. The increase was impacted by various factors, including the following:
•higher pre-tax earnings; partially offset by
•increase in net working capital deficiency primarily attributable to higher accounts payable, and higher cost of power payable, partially offset by higher accounts receivable, higher transmission revenues receivable, and lower accrued liabilities.

7

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
Net cash (used in) from financing activities
Net cash used in financing activities increased by $966 million for the three months ended March 31, 2025, compared to the same period of 2024. This increase was impacted by various factors, including the following:
Uses of cash
•the Company repaid $615 million of short-term notes in the first quarter of 2025, compared to $280 million repaid in the same period last year.
•the Company repaid $400 million of long-term debt in the first quarter of 2025, compared to $nil repaid in the same period last year.
•the Company paid common share dividends of $188 million in the first quarter of 2025, compared to dividends paid of $178 million in the same period last year.
Sources of cash
•the Company received proceeds of $1,075 million from the issuance of short-term notes in the first quarter of 2025, compared to $500 million received in the same period last year.
•the Company issued no long-term debt in the first quarter of 2025, compared to $800 million of long-term debt issued in the same period last year.
Net cash used in investing activities
Net cash used in investing activities for the three months ended March 31, 2025 was $282 million higher than the same period of 2024, as a result of the investment in EWT LP (see section “Other Developments - EWT LP”), and higher capital investments. See section “Capital Investments” for comparability of capital investments made by the Company during the period ended March 31, 2025 against the prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
As at March 31, 2025, Hydro One Inc. had $659 million in commercial paper borrowings outstanding, compared to $200 million outstanding at December 31, 2024. The Company also has committed, unsecured, and revolving credit facilities (Operating Credit Facilities) with a total available balance of $3,300 million as at March 31, 2025. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of borrowing based on its performance on certain sustainability performance measures, which are related to Hydro One's sustainability goals. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. No amounts were drawn on the Operating Credit Facilities as at March 31, 2025 or December 31, 2024. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
As at March 31, 2025, the Company had long-term debt outstanding in the principal amount of $17,095 million, which included $425 million of long-term debt issued by Hydro One and $16,670 million of long-term debt issued by Hydro One Inc. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium-Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2025 and 2064, and as at March 31, 2025 had a weighted-average term to maturity of approximately 13.7 years (December 31, 2024 - 13.7 years) and a weighted-average coupon rate of 4.2% (December 31, 2024 - 4.2%).
In February 2024, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026.
On August 19, 2024, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The short form base shelf prospectus (Universal Base Shelf Prospectus) allows Hydro One to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 25-month period ending in September 2026. As at March 31, 2025, no securities have been issued under the Universal Base Shelf Prospectus.
3 See section “Non-GAAP Financial Measures”.

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
On November 29, 2024, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (U.S. Debt Shelf Prospectus) with securities regulatory authorities in Canada and the U.S., that expires in December 2026. The U.S. Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, debt securities, unconditionally guaranteed by Hydro One. As at March 31, 2025, no securities have been issued under the U.S. Debt Shelf Prospectus.
Compliance
As at March 31, 2025, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at March 31, 2025 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	17,095	1,250	1,600	1,500	12,745
Long-term debt - interest payments	10,241	718	1,330	1,228	6,965
Short-term notes payable	659	659	—	—	—
Pension contributions[1]	488	78	164	177	69
Outsourcing and other agreements	134	66	41	13	14
Environmental and asset retirement obligations	78	13	6	4	55
Lease obligations	54	16	27	9	2
Long-term software/meter agreement	10	2	4	4	—
Total contractual obligations	28,759	2,802	3,172	2,935	19,850

Other commercial commitments (by year of expiry)
Operating Credit Facilities	3,300	—	—	3,300	—
Letters of credit[2]	174	160	14	—	—
Guarantees[3]	510	510	—	—	—
Total other commercial commitments	3,984	670	14	3,300	—
1 Contributions to the Hydro One Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable.
2 Letters of credit consist of $153 million letters of credit related to retirement compensation arrangements, a $14 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as $30 million of guarantees provided by Hydro One to ONroute relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc.
REGULATION
OEB Cost of Capital Policy Review
On March 6, 2024, the OEB commenced a hearing on its own motion to consider the methodology for determining the values of the cost of capital parameters and deemed capital structure to be used in the rate-setting process, as well as the methodology for determining the OEB’s prescribed interest rates and matters related to the Incremental Cloud Computing Implementation Costs deferral account, including what type of interest rate, if any, should apply to the account. On March 27, 2025, the OEB issued its Decision and Order, issuing new cost of capital parameters and confirming that the new cost of capital parameters will take effect at a utility’s next rebasing rate application. The OEB’s approach for deemed capital structure remained unchanged at 40% equity and 60% debt, for transmission and distribution electricity utilities. The OEB also concluded that the prescribed interest rate for deferral and variance accounts will continue to apply to the Incremental Cloud Computing Implementation Costs deferral account, and that each utility, in its next rebasing rate application, can propose the treatment of any future cloud solutions during the rate term, which could include a new cloud solution deferral account. If no proposal is made during that rebasing rate application, the account will be closed.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024

Extended Horizons Variance Account
On March 20, 2025, the OEB established a generic deferral and variance account, effective November 18, 2024. This variance account allows rate-regulated electricity distributors to record the incremental revenue requirement impacts resulting from reductions in the forecasted customer capital contributions embedded in distribution rates related to the OEB’s amendments to the Distribution System Code in December, 2024, which extend the connection horizon and revenue horizon for certain customer connections. The Company has not recorded any amounts in this account as at March 31, 2025, and is assessing the potential impact of establishing the account for future periods.
Building Broadband Faster Act, 2021
In March 2021, the Province of Ontario (Province) introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 (BBFA) that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amended the Ontario Energy Board Act, 1998 (OEBA) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes. The BBFA Guideline and two regulations informing the legislative changes were also published in 2021, with a third regulation on annual wireline attachment rate for telecommunications carriers issued in December 2021. The most recent Order and Decision from the OEB adjusts the annual wireline attachment rate to $39.14 per attacher per pole, effective January 1, 2025.
In March 2022, the Province introduced Bill 93 (Getting Ontario Connected Act, 2022). Bill 93 received Royal Assent on April 14, 2022. Bill 93 amends the BBFA to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure.
A regulation regarding electricity infrastructure and designated broadband projects under the OEBA (O.Reg. 410/22) came into force on April 21, 2022. On July 7, 2022, the OEB established a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects. In September 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects. On March 28, 2023, the Province amended the OEBA (O.Reg. 410/22) with respect to performance timelines associated with designated broadband projects.
On August 14, 2023, the third edition of the BBFA Guideline was issued with amendments providing additional guidance to support the implementation of legislative and regulatory requirements, including a framework to support cost sharing for pole attachments and make-ready work.
The Company has developed and adapted an appropriate management framework that meets the government’s objectives, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs.
On October 31, 2024, the Ministry of Infrastructure announced that it has developed a program to deliver up to $400 million in subsidies to internet service providers (ISPs) for work associated with designated broadband projects. The program is intended to enable ISPs to successfully and safely attach their material and equipment to the Company’s poles to bring connectivity to rural communities as part of a designated broadband project. A portion of the subsidies will be used to reimburse Hydro One Networks on behalf of ISPs for their share of enablement costs incurred to facilitate the program to date (see section “Related Party Transactions”).
Affordable Energy Act, 2024 and Ontario Integrated Energy Plan
In January 2024, the Electrification and Energy Transition Panel, an advisory body to the Province, released its report outlining a roadmap for Ontario’s transition to a clean energy economy. In October 2024, the Province released its vision for Ontario’s energy sector, Ontario’s Affordable Energy Future, outlining key objectives to meet growing electricity demand in Ontario. This vision is intended to help guide the Province’s first integrated energy plan, among other initiatives. In support, Bill 214, Affordable Energy Act, 2024, was introduced and subsequently received Royal Assent on December 4, 2024. The Affordable Energy Act, 2024 amended various statutes, including the Electricity Act and the OEBA, providing a legislative framework to replace the Province’s long-term energy plans (including the 2017 Long-Term Energy Plan), with integrated energy plans. Integrated energy plans are expected to detail actions and policy steps to build an affordable, reliable and clean energy system over the long term. Whereas the focus of the long-term energy plan has been primarily on the electricity system, the integrated energy plan is intended to address all sources of energy. The amendments effected by the Affordable Energy Act, 2024 also allow the Minister, subject to the approval of the Lieutenant Governor in Council, to issue directives to the IESO and OEB setting out implementation requirements relating to the integrated energy plan. From October to December 2024, the Ministry of Energy and Mines (Ministry) (formerly the Ministry of Energy and Electrification) ran a consultation requesting feedback to assist the Province in developing its first plan, to be released this year.
The changes made by the Affordable Energy Act, 2024 to the OEBA, among other things, also provide the Province with the ability to make regulations specifying amendments to the Distribution System Code and the Transmission System Code in

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
relation to certain cost allocation and cost recovery matters relating to the construction, expansion or reinforcement of distribution systems or transmission systems, or of connections to those systems. The changes made by the Affordable Energy Act, 2024 also allow regulations to be made exempting persons or things from provisions of the Distribution System Code and the Transmission System Code relating to cost allocation or cost recovery, as well as alternative provisions that apply instead.
OTHER DEVELOPMENTS
EWT LP
On March 4, 2025, Hydro One Networks completed the acquisition of an approximate 48% interest in the EWT LP for approximately $261 million in cash, including closing adjustments. The partnership owns the East-West Tie Line, a 450-kilometre, 230-kV double-circuit transmission line spanning between Wawa and Thunder Bay, along the north shore of Lake Superior.

Northern Ontario Voltage Study
In December 2023, the IESO published its Northern Ontario Voltage Study Report (Bulk System Reactive Requirements in Northern Ontario) (the Study), which recommended installation of reactive compensation devices at several stations in Northern Ontario to address both current and future system conditions that are expected once new Northern transmission lines are in-service. This study includes projects being developed by Hydro One, including: the East-West Tie Station Expansion, the Waasigan Transmission Line, the Northeast Power Line (previously referred to as the Hanmer to Mississagi Line), and the North Shore Link (previously referred to as Mississagi to Third Line Line).
In March 2024, the Company received a letter from the IESO recommending Hydro One proceed with the implementation of the reactive devices, in line with the timelines identified by the IESO. The Company has reviewed and assessed the results of the Study and recommendation from the IESO and has incorporated them into the associated projects so as to meet the timelines identified by the IESO.

Collective Agreements
Hydro One’s current collective agreements with the Power Workers’ Union (PWU) and Society of United Professionals (Society) will expire on September 30, 2025. On May 4, 2025, Hydro One Inc. reached tentative renewal agreements with the PWU for both its main collective agreement and its Customer Service Operations collective agreement, which are subject to ratification by the PWU membership. Once ratified, they will be effective October 1, 2025. Bargaining to renew the Society collective agreement is anticipated to begin in June 2025.
The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA). EPSCA is an employers’ association of which Hydro One is a member. All 20 of the EPSCA construction collective agreements, which bind Hydro One, expired on April 30, 2025. Hydro One and EPSCA ratified five-year renewal collective agreements, covering the period from May 1, 2025 to April 30, 2030, for 19 of the 20 collective agreements. Collective bargaining to renew the one outstanding EPSCA agreement is ongoing.
Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario
On July 10, 2023, the Ministry (formerly the Ministry of Energy) announced a proposal to take certain actions to facilitate the timely development of three transmission projects across Northeastern and Eastern Ontario: North Shore Link, Northeast Power Line, Durham Kawartha Power Line. On October 23, 2023, the Minister (formerly the Minister of Energy) directed the OEB to amend Hydro One Networks’ licence to require it to develop and seek approvals for these three priority transmission line projects. On November 14, 2023, further to the Minister’s Directive, the OEB amended Hydro One Networks’ electricity transmission licence to require it to develop and seek approvals for these projects in accordance with the recommendations of the IESO.
On August 1, 2024, the Ministry announced a proposal to declare the Wawa to Porcupine line as a priority project and designate Hydro One Networks, in partnership with the Wabun Tribal Council, its members and Missanabie Cree First Nation, as the transmitter. These actions are intended to facilitate the timely development of a new 230 kV, 260 km transmission line in Northeastern Ontario from the Wawa Transformer Station (south of Wawa) to the Porcupine Transformer Station (Timmins area); based on IESO forecasts, the government has identified a targeted in-service date of 2030; planned development work will inform the final construction schedule. The proposal was open for a 45 day consultation period ending September 15, 2024. On November 28, 2024, the Minister directed the OEB to amend Hydro One Networks’ transmission license to require it to develop and seek approvals for this project. On December 23, 2024, further to the Minister’s Directive, the OEB amended Hydro One Networks’ electricity transmission licence to allow it to develop and seek approvals for this Project in accordance with the recommendations of the IESO.

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
Effective March 24, 2025, Timothy Hodgson, Chair of the Board of Directors, took an unpaid leave of absence to run in the federal election. On the same day, Susan Wolburgh Jenah was appointed by the Board of Directors as Interim Chair of the Board. Effective April 28, 2025, Mr. Hodgson resigned from the Board of Directors. Ms. Wolburgh Jenah will continue to serve as Interim Chair of the Board, until a new Chair has been selected.
Executive Officers
Effective February 18, 2025, Gillian Whitebread joined Hydro One as Executive Vice President (EVP), Head of Human Resources. On the same day, Megan Telford’s title became EVP, Strategy and Energy Transition.
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of non-GAAP financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow, revenues, net of purchased power, to reflect the impact of revenue on net income, and net debt to reflect a measure of the Company’s financial leverage.
Hydro One also uses financial ratios that are non-GAAP ratios such as the net debt to capitalization ratio and annualized FFO to net debt ratio to reflect a measure of the Company’s financial leverage, and the earnings coverage ratio to reflect a measure of liquidity.
FFO
FFO is defined as net cash from operating activities, adjusted for changes in non-cash balances related to operations and distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

	Three months ended March 31
(millions of dollars)	2025	2024
Net cash from operating activities	510	462
Changes in non-cash balances related to operations	178	144
Distributions to noncontrolling interest	(5)	(4)
FFO	683	602
Revenues, Net of Purchased Power
Revenues, net of purchased power, is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of reported GAAP revenues to non-GAAP revenues, net of purchased power, on a consolidated basis.

Quarter ended (millions of dollars)	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023
Revenues	2,408	2,095	2,192	2,031	2,166	1,979	1,934	1,857
Less: Purchased power	1,220	1,060	1,047	940	1,096	990	854	798
Revenues, net of purchased power	1,188	1,035	1,145	1,091	1,070	989	1,080	1,059

Quarter ended (millions of dollars)	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023
Distribution revenues	1,761	1,583	1,551	1,436	1,605	1,459	1,329	1,285
Less: Purchased power	1,220	1,060	1,047	940	1,096	990	854	798
Distribution revenues, net of purchased power	541	523	504	496	509	469	475	487

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
Net Debt
The Company uses net debt as an alternative measure of outstanding debt. Management considers net debt as an important measure in assessing the financial leverage of the Company. Net debt is used by management to assess the Company’s overall debt position and financial leverage.
The following table provides a reconciliation of net debt as reported in the Company’s Consolidated Financial Statements.

As at (millions of dollars)	Mar 31, 2025	Dec 31, 2024
Short-term notes payable	659	200
Less: cash and cash equivalents	(123)	(716)
Long-term debt (current portion)	1,250	1,150
Long-term debt (long-term portion)	15,829	16,329
Net Debt	17,615	16,963
Net Debt to Capitalization Ratio
The Company believes that the net debt to capitalization ratio is an important non-GAAP ratio as a measure of the Company’s financial leverage. Net debt to capitalization ratio has been calculated as net debt, as described above, divided by net debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the net debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	Mar 31, 2025	Dec 31, 2024
Net debt (A)	17,615	16,963

Shareholders' equity (excluding noncontrolling interest)	12,259	12,089
Net debt plus shareholders' equity (B)	29,874	29,052

Net Debt-to-capitalization ratio (A/B)	59.0%	58.4%
Annualized FFO to Net Debt
Management believes that the annualized FFO to net debt ratio is helpful as a measure of the Company’s financial leverage. Annualized FFO to net debt ratio has been calculated as FFO (see section “Non-GAAP Financial Measures - FFO”) on a rolling twelve-month period divided by net debt at the period end date (see section “Non-GAAP Financial Measures – Net Debt”). Management believes the annualized FFO to net debt ratio is helpful as a measure of the company’s ability to pay off its debt using the Company’s net operating income.
The following table provides a reconciliation of reported GAAP results to non-GAAP results on a consolidated basis.

Twelve months and period ended (millions of dollars)	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023
Annualized FFO (A)	2,356	2,275	2,238	2,221	2,256	2,150	2,108	2,091
Net Debt (B)	17,615	16,963	16,679	16,308	16,016	15,610	15,370	15,154

Annualized FFO to Net Debt (A/B)	13.4%	13.4%	13.4%	13.6%	14.1%	13.8%	13.7%	13.8%

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholders, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity.

Quarter ended (millions of dollars)	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023
Net income attributable to common shareholders	358	200	371	292	293	181	357	265
Income tax expense	68	17	56	57	51	13	36	65
Financing charges	163	158	158	157	148	147	143	144
Earnings before income taxes and financing charges attributable to common shareholders	589	375	585	506	492	341	536	474

Twelve months ended (millions of dollars)	Mar 31, 2025	Dec 31, 2024
Earnings before income taxes and financing charges attributable to common shareholders (A)	2,055	1,958

Quarter ended (millions of dollars)	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023
Financing charges	163	158	158	157	148	147	143	144
Capitalized interest	24	24	24	22	19	19	20	18
Financing charges and capitalized interest	187	182	182	179	167	166	163	162

Twelve months ended (millions of dollars)	Mar 31, 2025	Dec 31, 2024
Financing charges and capitalized interest (B)	730	710

Earnings coverage ratio = A/B	2.8	2.8
RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% ownership as at March 31, 2025. The Ministry of Infrastructure (MOI) is a related party to Hydro One because it is controlled by the Province. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy and Mines. Hydro One also has transactions in the normal course of business with various government ministries and organizations in Ontario that fall under the purview of the Province. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2025 and 2024:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2025	2024
Province	Dividends paid	88	84
MOI	Broadband subsidy[1]	13	—
IESO	Power purchased	918	819
	Revenues for transmission services	621	550
	Amounts related to electricity rebates	275	327
	Distribution revenues related to rural rate protection	63	63
	Distribution revenues related to Wataynikaneyap Power LP	33	30
	Distribution revenues related to supply of electricity to remote northern communities	12	12
OPG	Power purchased	11	6
	Transmission revenues related to provision of services and supply of electricity	1	1
	Distribution revenues related to provision of services and supply of electricity	3	1
	Capital contribution received from OPG	10	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—
OEB	OEB fees	3	3
1 See section “Building Broadband Faster Act, 2021”.
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2024 MD&A.

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2025 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	No impact upon adoption
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	Under assessment
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Codification. Many of the amendments allow users to more easily compare entities subject to the U.S. Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2024-03	November 2024	The amendments require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, which are not generally presented in the current financial statements.	Annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.	Under assessment

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary HOHL issuable under the short form base shelf prospectus dated November 29, 2024. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and March 31, 2024 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with U.S. GAAP, as issued by the FASB.

Three months ended March 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	188	178	—	—	2,659	2,387	(439)	(399)	2,408	2,166
Net Income (Loss) Attributable to Common Shareholders	196	178	—	—	573	491	(411)	(376)	358	293

As at March 31, 2025 and December 31, 2024 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Mar. 2025	Dec. 2024	Mar. 2025	Dec. 2024	Mar. 2025	Dec. 2024	Mar. 2025	Dec. 2024	Mar. 2025	Dec. 2024
Current Assets	953	953	—	—	3,891	4,229	(3,212)	(3,065)	1,632	2,117
Non-Current Assets	3,234	3,226	—	—	55,256	54,743	(23,028)	(23,404)	35,462	34,565
Current Liabilities	1,060	1,061	—	—	6,105	5,468	(3,174)	(3,028)	3,991	3,501
Non-Current Liabilities	425	425	—	—	35,648	36,291	(15,311)	(15,708)	20,762	21,008
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Forward-looking information in this document is based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate and revenue requirement applications including the JRAP and its proposed investment plan, resulting and related decisions as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements; sustainability goals; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected approvals, results, costs, funding sources and in-service and completion dates; expectations regarding the Company’s Z-Factor application and impacts of its outcome; contractual obligations and other commercial commitments; the BBFA and expected impacts; expectations regarding the Ministry of Infrastructure’s subsidies program to ISPs and its results; the Company’s assessment of recovery and impacts related to the OEB-established generic variance and deferral accounts; expected impacts of the OEB’s new cost of capital parameters; future pension plan contributions, including estimates of total Company pension contributions; the expected results of the Province’s first integrated energy plan; the Company’s expectations regarding the renewal of its collective agreements with PWU, Society, and EPSCA in 2025; expectations regarding the Interim Chair of the Board; dividends; non-GAAP financial measures; internal controls over financial reporting and disclosure; the MTN Program; the Universal Base Shelf Prospectus; the US Debt Shelf Prospectus; and recent accounting-related guidance and expected impacts. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “would,” “believe,” “seek,” “estimate,” “goal,” “aim,” “target,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no

16

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the Company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•risks associated with information system security and maintaining complex IT and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the Company’s credit ratings or risks associated with investor interest in ESG performance and reporting;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•risks relating to an outbreak of infectious disease;
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2025 and 2024
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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